August 16, 2022

By EDGAR and FedEx

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549
Attention:	Robert Littlepage Inessa Kessman

Re:	ACM Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for Fiscal Quarter Ended March 31, 2022
File No. 001-38273

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 12, 2022 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission via EDGAR on March 1, 2022,  as amended on April 29, 2022 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 filed with the Commission via EDGAR on May 9, 2022 (the “March Form 10-Q”).

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated July 12, 2022.  The response of the Company to each comment is set forth immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors, page 19

1.
Revise your risk factors to acknowledge that if the PRC government determines that your structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

K&L GATES LLP
STATE STREET FINANCIAL CENTER   ONE LINCOLN STREET   BOSTON   MA 02111
T +1 617 951-9054  F +1 617 261 3175  klgates.com

In response to the Staff’s comment, the Company has added a risk factor titled “If any PRC central government authority were to determine that existing PRC laws or regulations require that ACM Shanghai obtain the authority’s permission or approval to continue the listing of ACM Research’s Class A common stock in the United States or if those existing PRC laws and regulations, or interpretations thereof, were to change to require such permission or approval, ACM Shanghai may be unable to obtain the required permission or approval or may only be able to obtain such permission or approval on terms and conditions that impose material new restrictions and limitations on operation of ACM Shanghai, either of which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects and on the trading price of ACM Research Class A common stock,” under “Item 1A–Risk Factors–Risks Related to International Aspects of Our Business” of Part II of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 as filed with the Commission on August 9, 2022 (the “June Form 10-Q”) and will continue to address as applicable in future filings.

2.
Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has added two risk factors titled “PRC central government authorities may intervene in, or influence, ACM Shanghai’s PRC-based operations at any time, and those authorities’ rules and regulations in the PRC can change quickly with little or no advance notice” and “The PRC central government may determine to exert additional control over offerings conducted overseas or foreign investment in PRC-based issuers, which could result in a material change in operations of ACM Shanghai and the value of ACM Research Class A common stock,” under “Item 1A–Risk Factors–Risks Related to International Aspects of Our Business” of Part II of the June Form 10-Q and will continue to address as applicable in future filings.

The Company respectfully advises the Staff that the Company is neither an operating company in the People’s Republic of China (the “PRC”) nor does it conduct operations in the PRC through a variable interest entity (“VIE”). Accordingly, the Company continuing to list shares of Class A common stock of the Company on the Nasdaq Global Select Market is not a listing that is conducted overseas and/or foreign investment in a China-based issuer.

3.
In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has added a risk factor titled “PRC central government authorities may intervene in, or influence, ACM Shanghai’s PRC-based operations at any time, and those authorities’ rules and regulations in the PRC can change quickly with little or no advance notice,” under “Item 1A–Risk Factors–Risks Related to International Aspects of Our Business” of Part II of the June Form 10‑Q and will continue to address as applicable in future filings.

2	August 16, 2022

4.
We note that one or more of your officers or directors are located in China. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

In response to the Staff’s comment, the Company has added a risk factor titled “Because certain of our assets are located outside of the United States and certain of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on the U.S. federal securities laws against such assets or officers and directors or to enforce a judgment of a United States court against assets or officers and directors in the PRC,” under “Item 1A–Risk Factors–Risks Related to International Aspects of Our Business” of Part II of the June Form 10‑Q and will continue to address as applicable in future filings and will add a separate Enforceability section in its Annual Report on Form 10‑K for the fiscal year ended December 31, 2022.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Marketing, page 60

5.	Please clarify why travel and entertainment expenses associated with the installation of tools is included in sales and marketing expenses.

The Company respectfully advises the Staff, as disclosed on page 60 of the Form 10-K, “Sales and marketing expense in a given period can be particularly affected by the increase in travel and entertainment expenses associated with the finalization of purchase orders or the installation of tools.” Both (i) the increase in travel and entertainment expenses associated with the finalization of purchase orders and (ii) the installation of tools are pre-sales activities for which there is no obligation for the existing or potential customer to buy equipment. The reference to “installation of tools” applies to installations related to evaluation or demo tools when incurred for equipment delivered to a current or potential new customer for demonstration purposes. In situations where there is no obligation for the existing or potential customer to buy the equipment upon the demonstration period, the Company’s management has determined that these expenses are appropriately designated for promoting and marketing the Company’s products. Accordingly, such expenses are recorded as sales and marketing expenses when incurred.

In response to the Staff’s comment, the Company has updated the disclosure under “Comparison of Three Months Ended June 30, 2022 and 2021,” and “Comparison of Six Months Ended June 30, 2022 and 2021,” under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Part I of the June Form 10-Q to add the underlined text below, and will continue to do so as applicable in future filings:

“Sales and marketing expense consists primarily of:

•	compensation of personnel associated with pre- and after-sale services and support and other sales and marketing activities, including stock-based compensation;

•	sales commissions paid to independent sales representatives;

•	fees paid to sales consultants;

•	cost of trade shows;

•	costs of tools built for promotional purposes for current or potential new customers;

•	travel and entertainment; and

•	allocated overhead for rent and utilities.”

3	August 16, 2022

Research and Development, page 60

6.	Please clarify why travel expenses associated with customer support are included in research and development expense.

The Company respectfully advises the Staff that travel expenses associated with customer support are included in research and development expense when such expenses are incurred by the Company’s field service engineers for visits to customer sites to understand specific technical requirements of the customer. The field service engineers gather information for the development of new products ideas and for the redesign of existing projects and perform research and testing on product concepts. The customer support does not arise from existing revenue arrangements or contractual obligations. The nature of the support is site visits intended to perform research and testing on future product concepts.  Accordingly, such expenses are appropriately recorded as research and development expense when incurred.

In response to the Staff’s comment, the Company has updated the disclosure under “Comparison of Three Months Ended June 30, 2022 and 2021,” and “Comparison of Six Months Ended June 30, 2022 and 2021,” under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Part I of the June Form 10-Q to add the underlined text below, and will continue to do so as applicable in future filings:

“Research and development expense consists primarily of:

•	compensation of personnel associated with our research and development activities, including stock based compensation;

•	costs of components and other research and development supplies;

•	costs of tools built for product development purposes;

•	travel expense associated with the research of technical requirements for product development purposes and testing of concepts under consideration;

•	amortization of costs of software used for research and development purposes; and

•	allocated overhead for rent and utilities.”

How We Evaluate Our Operations, page 63

7.
Disclose why you believe “shipments” is a useful measure for investors given that it includes items for which you may not receive revenue. Disclose what portion of shipments were not accepted and revenue was not recognized. Disclose what portion relates to (a) a “repeat” delivery to a customer of a type of tool that the customer has previously accepted, for which you recognize revenue upon delivery, and what portion relates to (b) a “first-time” delivery of a “first tool” to a customer on an approval basis, for which you may recognize revenue in the future if contractual conditions are met, or if a purchase order is received.

The Company respectfully submits that it believes “shipments” is a useful measure for investors because it reflects the total value of products delivered to customers and prospective customers during a given period, and effectively represents the productive output of the Company group for the given period.

4	August 16, 2022

“First tool” shipments are a useful measure to investors as it reflects the incremental value of tools shipped for evaluation to current or new customers. “First tool” shipments are defined as the first time a specific tool is shipped to a specific customer, and thus represent the value of new products delivered to specific customers for evaluation on their production lines. The evaluations often last between two and eight quarters as customers test the tools as part of a larger production process that can include hundreds of separate production steps. The Company expects to receive revenue for each tool included in its shipments following receipt of technical acceptance by the customer. The Company also expects the customer will place additional follow-on orders for repeat deliveries of this type of tool after a first tool is qualified on a customer’s production line.

Shipments for a given period includes both repeat deliveries for which revenue is recognized on delivery, and first tool deliveries for which revenue may be recognized in the future if contractual conditions are met, or if a purchase order is received.  Shipments in 2021 were $372 million, of which $210 million, or 56%, were repeat shipments and recognized as revenue, and $162 million, or 44%, were first tool shipments delivered to customers on an approval basis.

The portion of shipments that are currently under evaluation and, therefore, have not been accepted and revenue has not been recognized, is reflected on the Company’s balance sheet in finished goods inventory.  Finished goods inventory effectively measures the cumulative cost of first tools delivered to customers and which are currently under evaluation, net of the cost of first tools that had been previously accepted and recognized as revenue. At December 31, 2021 and 2020, finished goods inventory was $91.7 million and $32.4 million, respectively.

In response to the Staff’s comment, the Company has added additional detail to the disclosure under “How We Evaluate Our Operations—Shipments” under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Part I of the June Form 10-Q to add the underlined text below, and will continue to do so as applicable in future filings:

“Shipments

We consider shipments a key operating metric as it reflects the total value of products delivered to customers and prospective customers by our productive assets.

Shipments consist of two components:

•	a shipment to a customer of a type of tool that the customer has previously accepted, for which we recognize revenue when the tool is delivered; and

•
a shipment to a customer of a type of tool that the customer is receiving and evaluating for the first time, in each case a “first tool,” for which we may recognize revenue at a later date, subject to the customer’s acceptance of the tool upon the tool’s satisfaction of applicable contractual requirements or subject to the costumer’s subsequent discretionary commitment to purchase the tool.

“First tool” shipments can be made to either an existing customer that has not previously accepted that specific type of tool in the past ─ for example, a delivery of a SAPS V tool to a customer that previously had received only SAPS II tools ─ or to a new customer that has never purchased any tool from us.

Shipments in the three and six months ended June 30, 2022 totaled $112 million and $179 million, as compared to $82 million and $156 million for the same periods in 2021.  Repeat tool shipments in the three and six-months ended June 30, 2022 totaled $67 million and $97 million, as compared to $49 million and $87 million for the same periods in 2021.  First tool shipments in the three- and six-months ended June 30, 2022 totaled $45 million and $82 million, as compared to $34 million and $69 million for the same periods in 2021.

5	August 16, 2022

The dollar amount attributed to a “first tool” shipment is equal to the consideration we expect to receive if any and all contractual requirements are satisfied and the customer accepts the tool, or if the customer subsequently determines in its discretion to purchase the tool. There are a number of limitations related to the use of shipments in evaluating our business, including that customers have significant, or in some cases total, discretion in determining whether to accept or purchase our tools after evaluation and their decision not to accept or purchase delivered tools is likely to result in our inability to recognize revenue from the delivered tools.  “First tool” shipments reflect the value of incremental new products under evaluation delivered to our customers or prospective customers for a given period and is used as an internal key metric to reflect future potential revenue opportunity.  The cumulative cost of “first tool” shipments under evaluation at customers which have not been accepted by the customer is carried at cost and reflected in finished goods inventory (see note 5 to the condensed consolidated financial statements included in this report).  “First tool” shipments exclude deliveries to customers for which ACM does not have a basis to expect future revenue.”

8.
You discuss and analyze the fluctuation in Adjusted EBITDA, Free Cash Flow, and Adjusted Operating Income before discussing the fluctuation of Net Income, Cash Flow from Operations, and Income from Operations, the most directly comparable GAAP measures. Please revise to give greater or equal prominence to the GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance C&DIs on Non-GAAP Financial Measures. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

In response to the Staff’s comment, the Company has revised its disclosure in the June Form 10‑Q to give greater or equal prominence to the GAAP measures Net Income, Cash Flow from Operations, and Income from Operations and will continue to do so in future filings.

9.
Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

In response to the Staff’s comment, the Company has revised its calculation of free cash flow to the typical calculation of this measure (i.e., cash flows from operations less capital expenditures) in the June Form 10‑Q and will continue to do so as applicable in future filings. The change in the calculation would not result in a material change to the free cash flow reported in prior periods.

Critical Accounting Policies and Estimates

Revenue Recognition, page 67

10.
You state, “All of our products were sold in stand-alone arrangements, we do not have observable SSPs for most performance obligations as they are not regularly sold on a standalone basis. Production, delivery and installation of a product, together with provision of a warranty, are a single unit of accounting.” Aspects of your disclosure appear contradictory, please clarify. Disclose each specific performance obligation and how transaction price was determined.

6	August 16, 2022

The Company advises the Staff that it has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606‑10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations. The Company’s performance obligations in connection with a sale of equipment generally include production, delivery and installation, together with the provision of a warranty. As the Company’s products are customized based on specifications of its customers, it determines that the promise to the customer is to provide a customized product solution. The product and customization services are inputs into the combined item for which the customer has contracted and, as a result, the product and installation services are not separately identifiable and are combined into a single performance obligation. Delivery of goods to a customer is not a separate performance obligation since control of the goods normally does not transfer to the customer before shipment. Warranties for the Company’s products provide assurance that its products will function as expected and in accordance with certain specifications. The warranties are intended to safeguard the customer against existing defects and do not provide any incremental service to the customer. They are not separate performance obligations and accounted for under ASC 460, Guarantees. Production, delivery and installation of a product, together with provision of a warranty, are a single unit of accounting.

The Company further advises the Staff that it defers revenue associated with spare parts sold together with tool products as a distinct performance obligation based on stand-alone observable selling prices for which the Company receives payments in advance and recognizes the revenue upon the subsequent shipment of the spare parts, which is generally expected within one year.

In response to the Staff’s comments, the Company has revised the disclosure under the heading “Revenue Recognition” under note 2 to the condensed consolidated financial statements included in the June Form 10-Q and will continue to do so as applicable in future filing. The applicable updates to the disclosure are underlined below for convenience:

“Revenue Recognition

The Company derives revenue principally from the sale of semiconductor capital equipment. Revenue from contracts with customers is recognized using the following five steps pursuant ASC Topic 606, Revenue from Contracts with Customers:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

7	August 16, 2022

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606 in order to verify which promises should be assessed for classification as distinct performance obligations. The Company’s performance obligations in connection with a sale of equipment generally include production, delivery and installation, together with the provision of a warranty. Given that the Company’s products are customized based on specifications of its customers, the Company determines that the promise to the customer is to provide a customized product solution. The product and customization services are inputs into the combined item for which customer has contracted and, as a result, the product and installation services are not separately identifiable and are combined into a single performance obligation. Delivery of goods to a customer is not a separate performance obligation since control of the goods normally does not transfer to the customer before shipment. The Company’s warranties provide assurance that its products will function as expected and in accordance with certain specifications. The Company’s warranties are intended to safeguard the customer against existing defects and do not provide any incremental service to the customer. They are not separate performance obligations and accounted for under ASC 460, Guarantees. Production, delivery and installation of a product, together with provision of a warranty, are a single unit of accounting.

The transaction price is allocated to all the separate performance obligations in an arrangement. It reflects the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services, which may include an estimate of variable consideration to the extent that it is probable of not being subject to significant reversals in the future based on the Company’s experience with similar arrangements. The transaction price excludes amounts collected on behalf of third parties, such as sales taxes. This is done on a relative selling price basis using standalone selling prices (“SSP”). The SSP represents the price at which the Company would sell that good or service on a standalone basis at the inception of the contract. Given the requirement for establishing SSP for all performance obligations, if the SSP is directly observable through standalone sales, then such sales should be considered in the establishment of the SSP for the performance obligation.

For some sale contracts, in addition to the sale of semiconductor capital equipment, the Company also provides certain spare parts to the customers. The Company defers revenue associated with spare parts sold together with its tool products, including production, delivery, installation and warranty which are accounted for as one performance obligation, based on stand-alone observable selling prices for which it receives payments in advance and recognizes the revenue upon the subsequent shipment of the spare parts, which is expected within one year. The deferred revenue was $2,950 and $3,180 at June 30, 2022 and December 31, 2021, respectively.

Revenue is recognized when the Company satisfies each performance obligation by transferring control of the promised goods or services to the customer. Goods or services can transfer at a point in time (upon the acceptance of the products or upon the arrival at the destination as stipulated in the shipment terms) in a sale arrangement. In general, the Company recognizes revenue when a tool has been demonstrated to meet the customer’s predetermined specifications and is accepted by the customer. If terms of the sale provide for a lapsing customer acceptance period, the Company recognizes revenue as of the earlier of the expiration of the lapsing acceptance period and customer acceptance. In the following circumstances, however, the Company recognizes revenue upon shipment or delivery, when legal title to the tool is passed to a customer as follows:

8	August 16, 2022

•	When the customer has previously accepted the same tool with the same specifications and the Company can objectively demonstrate that the tool meets all of the required acceptance criteria;

•
When the sales contract or purchase order contains no acceptance agreement or lapsing acceptance provision and the Company can objectively demonstrate that the tool meets all of the required acceptance criteria;

•
When the customer withholds acceptance due to issues unrelated to product performance, in which case revenue is recognized when the system is performing as intended and meets predetermined specifications;

•	When the Company’s sales arrangements do not include a general right of return.

The Company offers maintenance services, which consist principally of the installation and replacement of parts and small-scale modifications to the equipment. The related revenue and costs of revenue are recognized when parts have been delivered and installed and the customers have obtained control of the parts.

The Company incurs costs related to the acquisition of its contracts with customers in the form of sales commissions. Sales commissions are paid to third party representatives and distributors. Contractual agreements with these parties outline commission structures and rates to be paid. Generally speaking, the contracts are all individual procurement decisions by the customers and are not for significant periods of time, nor do they include renewal provisions. As such, all contracts have an economic life of significantly less than a year. Accordingly, the Company expenses sales commissions when incurred. These costs are recorded within sales and marketing expenses. The Company, therefore, does not have contract assets.

The Company does not incur any costs to fulfill the contracts with customers that are not already reported in compliance with another applicable standard (for example, inventory or plant, property and equipment).

The Company receives payments from customers prior to the transfer of control either upon contract sign-off and/or the delivery of evaluation tools, they are recorded as advances from customers.”

Results of Operations, page 71

11.
Please expand your results of operations discussion and analysis to describe the underlying reasons for material changes in quantitative and qualitative terms. For example, you disclose the increase and decrease in revenue for product types, but do not discuss the underlying reasons for the change. This disclosure should be expanded for each line item that materially changed from period-to-period. We refer to guidance in Item 303 of Regulation S-K. As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

In response to the Staff’s comments, the Company confirms it has expanded the results of operations discussion and analysis to describe the underlying reasons for material changes in quantitative and qualitative terms in the June Form 10-Q and will continue to do so in future filings.

Liquidity and Capital Resources, page 76

12.
Please clarify this statement, “We do not expect that our anticipated cash needs for the next twelve months will require our receipt of any PRC government subsidies.” Specifically, disclose the relationship between you, your subsidiaries, and the PRC government. Disclose how it is decided if you or your subsidiaries should receive PRC government subsidies.

9	August 16, 2022

The Company respectfully advises the Staff that its anticipated cash needs for the next twelve months will not require receipt of any PRC government subsidies as its existing cash and cash equivalents and short-term and long-term time deposits, its cash flow from operating activities, and bank borrowings by ACM Research (Shanghai), Inc., a limited liability corporation formed in the PRC and subsidiary of the Company (“ACM Shanghai”) will be sufficient to meet the Company group’s anticipated cash needs for at least the next twelve months.

Neither the Company, nor ACM Shanghai, has direct relationships with the PRC government. ACM Shanghai applies for grants for approval with the applicable processes through the relevant government agencies. Periodically, the public relationship department of ACM Shanghai researches the availability of government grant information through the government agencies to whom ACM Shanghai files business surveys and taxes. Management of ACM Shanghai then assesses which grants for which it may be eligible and then submits the relevant applications.  The decision to award the grant to ACM Shanghai is made by the relevant government agencies based on the applicability and merits of the application.

13.
Expand your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the long-term (i.e., beyond the next 12 months). We refer to guidance in Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has expanded its liquidity discussion to analyze its ability to generate and obtain adequate amounts of cash to meet its requirements and plans for cash in the long-term in future filings in the June Form 10-Q and will continue to do so in future filings.

14.
With regard to the Shengwei’s Grant Contract for State-owned Construction Land Use Right in Shanghai City of the “Grant Agreement,” disclose if the milestones noted on page 76 have been achieved and whether penalties were charged. In addition:

•	disclose if you were in compliance with the Grant Agreement covenants;

•	disclose potential liquidating damages associated with breaking the covenants; and

•	if true, disclose the specific covenants broken and the liquidating damages paid or payable.

As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

The Company has expanded its discussion under the heading “Liquidity and Capital Resources—Contractual Obligations—Grant Contract for State-owned Construction land Use Right in Shanghai City” under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Part I of the June Form 10-Q to address the Staff’s comment above. The Company has also added a risk factor titled “As the result of COVID-19 related restrictions in Shanghai, ACM Research’s indirect subsidiary ACM Shengwei may be unable to achieve certain performance milestones required by its Grant Contract for State-owned Construction Land Use Right in Shanghai City, and our liquidity, financial position and business would be adversely affected if ACM Shengwei is subject to penalties or loses its rights to the use of the granted land and any partially completed facilities on the land,” under “Item 1A–Risk Factors–Risks Related to the COVID-19 Pandemic” of Part II of the June Form 10-Q to address the risks associated with not achieving the applicable milestones.

10	August 16, 2022

15.
Please expand your liquidity discussion to explain and analyze material changes from period-to-period in one or more line items. The analysis should describe the underlying reasons for these material changes in quantitative and qualitative terms. We refer to guidance in Item 303 of Regulation S-K. As applicable, also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

In response to the Staff’s comments, the Company confirms it has expanded its liquidity discussion to explain and analyze material changes from period-to-period in one or more line items in the June Form 10-Q, and will continue to do so in future filings.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 91

16.	Disclose the jurisdiction that holds your cash and cash equivalents and address the following.

•	To what extent financial institutions in those jurisdictions insure your cash and cash equivalents.

•	Disclose any restrictions associated with the transfer of cash outside its current jurisdiction.

•	How cash is transferred through your organization.

•	Intentions to distribute earnings or settle amounts owed to the parent holding company located in the United States.

•	State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where applicable.

Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

In response to the Staff’s comment, the Company has expanded disclosure under the heading “Cash, Cash Equivalents and Restricted Cash” under note 2 to the condensed consolidated financial statements included in the June Form 10-Q to address the above. The expanded disclosure includes a table that provides the jurisdiction of the cash, cash equivalents and restricted cash, discloses the restrictions associated with transfers outside of each of the jurisdictions, addresses the flow of cash through our organization, and discloses that no transfers, dividends, or distributions have been made to date.

Accounts Receivable, page 92

17.
We note your accounts receivable balance increased from $54.4 million to $105.6 million from December 31, 2020 to December 31, 2021 and further increased to $106.4 million at March 31, 2022, while your allowance for doubtful accounts remained at zero. Please disclose how you determined an allowance for doubtful accounts was not necessary for the periods presented, including significant assumptions and factors considered. Provide us with your detailed analysis. Apply this comment accordingly to your Form 10-Q for the fiscal quarter ended March 31, 2022.

11	August 16, 2022

The Company respectfully advises the Staff that the $49 million increase of accounts receivable from December 31, 2020 to December 31, 2021 corresponds to a $103 million increase of revenue from $156.6 million to $259.8 million over the same period. Due to COVID-19 related restrictions in Shanghai during the three-months ended March 31, 2022, the Company’s sales of $42.2 million were below plan, and the Company’s accounts receivable balance of $106.4 million was generally comparable versus the accounts receivable balance as of December 31, 2021.

A substantial majority of the Company’s accounts receivable are with large multinational semiconductor manufacturers in mainland China. As of March 31, 2022 and December 31, 2021, the Company’s two largest customers in total accounted for 53.2% and 53.8%, respectively, of the Company’s accounts receivables.

At the end of each period, the Company follows the policy regarding allowance for doubtful accounts as described on page 92 of the Form 10-K.  Based on the age of the balance, an analysis of each customer’s payment history and credit worthiness, current economic trends and reasonable and supportable forecasts, the Company determined there is no collectability issue as of December 31, 2021 and March 31, 2022, and therefore no allowance for doubtful accounts was necessary.

The Company does not regularly disclose the aging profile publicly, but is presenting them in this letter for convenience and for the Staff’s reference. As of March 31, 2022, 64% of the Company’s accounts receivable balance was less than six months old, 21% was aged between six months and one year, and 15% was aged between one and two years. As of December 31, 2021, 72% of the Company’s accounts receivable balance was less than six months old, 14% was aged between six months and one year, and 14% was aged between one and two years. The aging of the Company’s receivables is in-line with the payment history of our customers.  As of March 31, 2022, there was no bad debt incurred for the prior 3 years of operations.

In response to the Staff’s comment, the Company has enhanced the disclosure in note 4 to the condensed consolidated financial statements included in the June Form 10-Q to include an additional discussion of changes of accounts receivable.

Property, Plant and Equipment, Net, page 92

18.
We note your statement that, “ACM’s subsidiaries follow regulations for depreciation of fixed assets implemented under the PRC’s Enterprise Income Tax Law, which state that the minimum useful lives used for calculating depreciation for fixed assets are as follows.” Please clarify for us how the useful lives of your assets are determined and why you believe it is appropriate to follow PRC’s Enterprise Income Tax Law. Refer to your basis in accounting literature.

The Company respectfully advises the Staff that the disclosure of Property, Plant and Equipment, Net on pages 92 and 93 of the Form 10-K includes “Estimated useful lives of assets in the United States” and “regulations for depreciation of fixed assets implemented under the PRC’s Enterprise Income Tax Law.” The mention of PRC Enterprise Income Tax Law is provided for reference, and is not used directly in the Company’s calculations.  Depreciation expense in financial statements for an asset is determined based on the asset’s useful life in accordance with ASC 360-10-35. When determining the asset’s useful life, the Company estimates the period over which an asset is expected to contribute directly or indirectly to future cash flow.

12	August 16, 2022

In response to the Staff’s comment, the Company will not include references to PRC Enterprise Income Tax Law in its future filings, including in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Intangible Assets, page 93

19.
Regarding the amortization of intangible assets you state, “If the contract does not specify a beneficial period, then the intangible asset is amortized over a term not exceeding the valid period specified by local law. If neither the contract nor local law specifies a beneficial period, then the intangible asset is amortized over a period of up to 10 years.” Please clarify this statement and tell why you believe this policy is in accordance US GAAP. Refer to your basis in the accounting literature.

In response to the Staff’s comment, the Company has enhanced the disclosure under the heading “Intangible Assets, Net” in note 2 to the condensed consolidated financial statements included in the June Form 10-Q to clarify the statements below, with reference to the basis in accounting literature (with underlined text to indicate updated disclosure):

“Intangible Assets, Net

Intangible assets consist of software used for finance, manufacturing, and research and development purposes. Assets are valued at cost at the time of acquisition and are amortized over their beneficial periods. If a contract specifies a beneficial period, then the intangible asset is amortized over a term not exceeding the beneficial period. For those intangible assets with contracts that do not specify a beneficial period or for which local law does not specify a beneficial period, management estimates the beneficial period based on the period over which the asset is expected to contribute directly or indirectly to the cash flows in accordance with ASC 350, Intangibles—Goodwill and Other. The factors include, but are not limited to, the change of technology and the change of type of product. The company estimated these intangible assets with less than 10 years of beneficial period. Accordingly, they are amortized up to 10 years.”

Revenue Recognition, page 94

20.	Please expand your revenue recognition disclosure to include:

•	the contract asset and the contract liability balances in accordance with ASC 650-10-50-10;

•	information about your remaining performance obligations in accordance with ASC 650-10-50-13; and

•	information regarding your long-term contracts in accordance with Rule 5-02(3) and 5-02(6) of Regulation S-X.

The Company expanded its revenue recognition disclosure in the June Form 10-Q under the applicable section of notes 2 and 3 to the condensed consolidated financial statements included in the June Form 10-Q to include the detail as requested (please note that the Company has assumed the reference to “650” in the Staff’s comment was intended to refer to “606”) as follows:

•	the contract asset and the contract liability balances in accordance with ASC 606 -10-50-10;

13	August 16, 2022

The Company has revised the disclosure related to contract assets and liabilities in the June Form 10-Q under the applicable section of notes 2 and 3 to the condensed consolidated financial statements included in the June Form 10-Q as follows:

“The Company incurs costs related to the acquisition of its contracts with customers in the form of sales commissions. Sales commissions are paid to third party representatives and distributors. Contractual agreements with these parties outline commission structures and rates to be paid. Generally speaking, the contracts are all individual procurement decisions by the customers and are not for significant periods of time, nor do they include renewal provisions. As such, all contracts have an economic life of significantly less than a year. Accordingly, the Company expenses sales commissions when incurred. These costs are recorded within sales and marketing expenses. The Company, therefore, does not have contract assets.

The Company receives payments from customers prior to the transfer of control either upon contract sign-off and/or the delivery of evaluation tools, they are recorded as advances from customers.

Below are the accounts receivables and contract liabilities balances as of:

	June 30, 2022	December 31, 2021

Accounts receivable	$154,627	$105,553
Advances from customers	94,421	52,824
Deferred revenue	2,950	3,180

During the six-months ended June 30, 2022, advances from customers increased $41.6 million, due to an increase of payments made by customers for first tools under evaluation, and an increase in pre-payments made by customers prior to delivery of repeat tools.”

•	information about your remaining performance obligations in accordance with ASC 606‑10‑50-13; and

The Company has revised the disclosure related to contract assets and liabilities in the June Form 10-Q under the applicable section of note 2 to the condensed consolidated financial statements included in the June Form 10-Q as follows:

“The Company defers revenue associated with spare parts sold together with its tool products, including production, delivery, installation and warranty which are accounted for as one performance obligation, based on stand-alone observable selling prices for which it receives payments in advance and recognizes the revenue upon the subsequent shipment of the spare parts, which is expected within one year. The deferred revenue was $2,950 and $3,180 at June 30, 2022 and December 31, 2021, respectively.”

•	information regarding your long-term contracts in accordance with Rule 5-02(3) and 5‑02(6) of Regulation S-X.

The Company does not apply these standards, as it does not have any contracts (1) for which gross profits are recognized on a percentage-of-completion method of accounting or any variant thereof (e.g., delivered unit, cost to cost, physical completion), and (2) which are accounted for on a completed contract basis of accounting of more than 12-months.

14	August 16, 2022

Statutory Reserves, page 99

21.
We note the disclosure here and in Note 24. Please disclose restricted paid-in capital and statutory reserves funds as separate line items in your Consolidated Balance Sheets and Consolidated Statement of Changes in Stockholders’ Equity. We refer you to Rule 5-02.30(a)(2) and (3) of Regulation S-X.

The Company hereby clarifies that there is no “restricted” paid-in-capital for the Company. Rather the value of Restricted Net Assets as disclosed in Note 24 to the March Form 10-Q is based on the amount of paid-in-capital in China. As a result, the disclosure of restricted paid-in-capital is not applicable.

In response to the Staff’s comment, the Company has revised the disclosure in the June Form 10-Q to disclose statutory reserve funds as a separate line item (captioned “statutory surplus reserve”) in its condensed consolidated balance sheets and condensed consolidated statement of changes in stockholders’ equity. This item was previously included in the caption “accumulated surplus” in the Company’s consolidated balance sheets and consolidated statements of changes in stockholders’ equity and further disclosed in note 2 to the consolidated financial statements on page 99 of the Form 10-K.  Please note, the “Accumulated surplus” was renamed to “Retained earnings” in the June Form 10-Q.

Recent Accounting Pronouncements Not Yet Adopted, page 102

22.
You state that on “October 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842), which defers the effective date for public filers that are considered small reporting companies (“SRC”) as defined by the U.S. Securities and Exchange Commission (“SEC”) to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.” In this regard, please tell us why you believe Derivatives and Hedging (Topic 815) and Leases (Topic 842) is deferred for small reporting companies (“SRC”). Refer to specific guidance in ASU 2019-10.

The Company advises the Staff that prior to the issuance of ASU 2019-10 in October 2019, since January 1, 2019, the Company had adopted 2017-12 (Hedging) and 2016-02 (Leases) standards, but we had deferred the adoption date of 2016-13 (Credit Losses) to January 1, 2023. Derivatives and Hedging (Topic 815) and Leases (Topic 842) are not deferred.

In response to the Staff’s comment, the Company has revised the disclosure in note 2 to the condensed consolidated financial statements included in the June Form 10-Q to clarify the status. The applicable updates to the disclosure are underlined below for convenience:

“In November 2019 the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. In advance of the issuance of ASU 2019-10, the Company adopted ASU 2017-12, Derivatives and Hedging (Topic 815) and ASU 2016-02, Leases (Topic 842) since January 1, 2019.  ASU2019-10 defers the effective date of ASU 2016-13 for public filers that are considered small reporting companies (“SRC”) as defined by the U.S. Securities and Exchange Commission (“SEC”) to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Since the Company was eligible to be an SRC based on its SRC determination as of November 15, 2019 (which is the issuance date of ASU 2019-10) in accordance with SEC regulations, the Company will adopt amendments in ASU 2016-13 for the year beginning January 1, 2023. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company is evaluating the impact of this standard on its condensed consolidated financial statements, including accounting policies, processes and systems and expects the standard will not have a significant impact on its condensed consolidated financial statements.”

15	August 16, 2022

Note 5 - Inventories, page 104

23.
We note your inventory increased from $88.6 million to $218.1 million from December 31, 2020 to December 31, 2021. It further increased to $271.5 million at March 31, 2022. We also note a decrease in revenue from March 31, 2021 to March 31, 2022. Please enhance your disclosure to explain the significant increase in the inventory balances. Your disclosure should include specific judgements and assumptions made, and factors considered in determining whether inventory is at risk of impairment. Disclose whether any portion of the inventory is at risk of impairment. Provide us with your impairment analysis. Apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022, accordingly.

The Company respectfully advises the Staff that the $129 million increase of inventory from December 31, 2020 to December 31, 2021 corresponds to a $103 million increase of revenue from $156.6 million to $259.8 million over the same period. The $58.2 million increase in raw materials together with the $12.0 million increase in work-in process was to support a higher level of expected total shipments for future periods and to reduce the risk of supply chain delays to meet customer demand in an industry-wide tight-supply environment.  The $59.3 million increase in finished goods inventory primarily reflects a higher value of first-tools under evaluation to existing or prospective customers, due to shipments made, net of first-tools customer acceptances during the period.

	December 31,
	2021	2020	y/y %	absolute
Raw materials	$90,552	$32,391	180%	$58,161
Work in process	35,840	23,871	50%	11,969
Finished goods	91,724	32,377	183%	59,347
Total inventory	$218,116	$88,639	146%	$129,477

Due to COVID-related restrictions in Shanghai during the three-months ended March 31, 2022, the Company’s sales of $42.2 million and shipments of $67 million were below plan. The $53.4 million increase in our inventory was due to production and shipment delays during the period. At the time, management of the Company viewed the restrictions as temporary, with expectations to gradually resume production and deliver tools that could not be shipped to customers in the first quarter of 2022 in the second quarter of 2022.

	March 31, 2022	December 31, 2021	q/q %	absolute q/q
Raw materials	$108,157	$90,552	19%	$17,605
Work in process	56,755	35,840	58%	20,915
Finished goods	106,626	91,724	16%	14,902
Total inventory	$271,538	$218,116	24%	$53,422

The Company’s policy regarding risk of inventory impairment, including the significant assumptions and factors considered, on page 92 of the Form 10-K, is as follows:

16	August 16, 2022

“Inventory

Inventory consists of raw materials and related goods, work-in-progress, finished goods, and other consumable materials such as spare parts. Finished goods typically are shipped from the Company’s warehouse within one month of completion.

Inventory was recorded at the lower of cost or net realizable value at December 31, 2021 and 2020.

●
The cost of a general inventory item is determined using the weighted moving average method. Under the weighted moving average method, the Company calculates the new average price of all items of a particular inventory stock each time one or more items of that stock are purchased. The then-current average price of the stock is used for purposes of determining cost of inventory or cost of revenue. The cost of an inventory item purchased specifically for a customized product is determined using the specific identification method. Low-cost consumable materials and packaging materials are expensed as incurred.

●	Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete or dispose.

The Company assesses the recoverability of all inventories quarterly to determine if any adjustments are required. Potential excess or obsolete inventory is written off based on management’s analysis of inventory levels and estimates of future 12-month demand and market conditions.”

Additionally, given that the products of the Company each require a certain degree of customization, the substantial majority of the work-in-process inventory and finished goods inventory are built to meet a specific customer order for repeat shipment or first tool delivery.  At the end of each period, the Company assess the status of each item in work-in-process and finished goods and inventory.  The Company recognizes a loss or impairment if, based on the judgement of the Company’s management, the inventory cannot be sold or used for production, if it has been damaged or in other way should be considered as obsolete, or if the net realizable value is lower than the cost.

At the end of each quarter the Company also assesses the status of its raw materials.  The Company recognizes a loss or impairment for any raw materials aged more than three years that management of the Company determines are not likely to be used in future production. The three year aging is based on our assessment of technology change, our requirement to maintain stock for warranty coverage, and other factors.

We have enhanced the disclosure in the June Form 10-Q to provide additional explanation to describe changes in inventory balances for the period.

Note 12 - Long-Term Borrowings, page 108

24.
You disclose that you have a loan from China Merchants Banks and its purpose is for purchasing property in Lingang, Shanghai. The loan is pledged by the property of ACM Shengwei and guaranteed by ACM Shanghai. As of December 31, 2021 and March 31, 2022, the right certificate of the pledged property has not been obtained and the procedures of the formal pledge registration in the bank had not been completed. Please disclose this prominently in the Liquidity section of your MD&A. Disclose the timing of when you believe you will be able to obtain the right certificate of the pledged property and the risks associated with not obtaining the certificate. Include a discussion regarding your inability to obtain these certificates in your Risk Factors. As applicable, please also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

17	August 16, 2022

In response to the Staff’s comment, the Company has enhanced the disclosure in the June Form 10-Q to provide prominent disclosure regarding the status of the property of Shengwei Research (Shanghai), Inc., a wholly owned subsidiary of ACM Shanghai (“ACM Shengwei”) in Lingang, Shanghai and the related loan from China Merchants Bank as described above, including in note 12 to the condensed consolidated financial statements included in the June Form 10-Q, and under the heading “Liquidity and Capital Resources—Contractual Obligations—Loan and Mortgage Contract for Lingang, Shanghai Housing Units” under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Part I of the June Form 10-Q to address the Staff’s comment above. The Company has also added a risk factor titled “As the result of administrative delays in the PRC related to the COVID-19 pandemic, ACM Research’s indirect subsidiary ACM Shengwei has not been able to obtain the right certificate of property in Lingang, Shanghai as required by its Loan and Mortgage Contract, and our liquidity, financial position and business would be adversely affected if the lender bank were to assert successfully that the failure to obtain the right certificate is a breach of the Loan and Mortgage Contract,” under “Item 1A–Risk Factors–Risks Related to the COVID-19 Pandemic” of Part II of the June Form 10-Q to address the risks associated with not obtaining the certificate.

Note 17 - Related Party Balances and Transactions, page 112

25.	Enhance your related party footnote to disclose all information required by ASC 850-10-50, including:

•	the nature of the related party relationship(s),

•	a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, and

•	information deemed necessary to understand the effects of the transactions on the financial statements.

Also, state separately amounts of related party transactions on the face of the balance sheet, income statement and cash flow statement. Refer to guidance in Item 4-08(k) of Regulation S-X. As applicably, apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2022.

In response to the Staff’s comment, the Company has enhanced its related party disclosure in note 16 to the condensed consolidated financial statements included in the June Form 10-Q to include the nature of the related party relationships, a description of the transactions, and information deemed necessary to understand the effects of the transactions on the financial statements.  The Company has also added the following line items “Advances to related party (note 16)”, the amount of which was reclassified from “prepaid expenses”, and “Related party accounts payable (note 16)”, the amount of which was reclassified from “accounts payable”, to the face of the condensed consolidated balance sheets and condensed consolidated cash flow statements  The Company respectfully advises the Staff that it did not add any line items related to related party transactions to the condensed consolidated statements of operations and comprehensive income (loss) because there is no revenue from related parties.

18	August 16, 2022

Note 21 - Income Taxes, page 118

26.
Tell us why there was a significant increase in unrecognized tax benefits related to the current year. Disclose substantive information regarding the unrecognized tax position in critical accounting policies and estimates. Your disclosure should discuss specific judgments made and assumptions and factors considered.

The Company respectfully advises the Staff that the significant increase in unrecognized tax benefits related to 2021 was primarily due to the Company’s plan to claim a deduction for realized gains on stock option exercises for China-based employees in ACM Shanghai’s prospective 2021 tax return, which had not been filed with or reviewed by PRC tax authorities prior to the filing of the Form 10-K. As of December 31, 2021, the Company assessed that the deduction did not meet the “more likely than not” threshold given this deduction was not regular and may be subject to scrutiny by the tax authority. If recognized, $5,950,000 would affect the effective tax rate.

In response to the Staff’s comment, the Company has provided additional disclosure in note 19 to the condensed consolidated financial statements included in the June Form 10-Q to address the above comment.

Note 22 - Segment Information, page 120

27.	Disclose entity-wide information required by ASC 280-10-50-38 to 42.

In response to the Staff’s comment, the Company has disclosed entity-wide information as required by ASC 280-10-50-38 to 42 in note 21 to the condensed consolidated financial statements included in the June Form 10-Q as follows:

“The balance of selected long-term assets by geography as of June 30, 2022 and December 31, 2021 are presented in the following table:

	June 30, 2022	December 31, 2021
Long-lived assets by geography:
Mainland China	$69,413	$71,927
South Korea	3,574	1,408
United States	30	50
Total	$73,017	$73,385

General

28.
At the forefront of your filing, prominently disclose that you are not a Chinese operating company but a United States holding company with operations conducted by your subsidiaries in China and that this structure involves unique risks to investors. Explain whether this structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and its securities as a result of this structure.

19	August 16, 2022

In response to the Staff’s comment, the Company has prominently disclosed below the table of contents of the June Form 10-Q that the Company is not a PRC operating company, but a Delaware corporation that has conducted its business operations principally through its subsidiary ACM Shanghai, a limited liability corporation formed by ACM Research in the PRC and that this structure involves unique risks to investors. The Company has provided a cross-reference to page 64 of the June Form 10-Q and listed specific risk factors that address issues associated with the Company’s corporate structure that are included in “Item 1A–Risk Factors” of Part II of the June Form 10-Q.

The Company has also added additional disclosure under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Corporate Background,” “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Risks Associated with Corporate Structure,” and “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Permissions or Approvals to Operate in the PRC” of Part I of the June Form 10-Q to address the above.

29.
At the forefront of your filing, prominently provide disclosure about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Provide a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act and how the related regulations will affect your company. Your disclosure should state prominently that you have been added to the list of issuers identified under the HFCAA. Disclose all the risks and consequences of being added to the list including that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted. Your other disclosure should address, but not necessarily be limited to, the risks highlighted is this disclosure.

In response to the Staff’s comment, the Company has prominently disclosed below the table of contents of the June Form 10-Q the legal and operational risks associated with a substantial majority of our product development, manufacturing, support and services in the PRC. The Company has provided a cross-reference to page 64 of the June Form 10-Q and listed specific risk factors that address such risks that are included in “Item 1A–Risk Factors” of Part II of the June Form 10-Q. The Company has also included additional disclosure under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Our Independent Registered Public Accounting Firm,” of Part I of the June Form 10-Q that addresses the fact that the Company’s auditor for the year ended December 31, 2021 is subject to the determinations announced by the PCAOB on December 16, 2021, and that on March 30, 2022, the Company was transferred to the Commission’s “Conclusive list of issuers identified under the HFCA,” and included a cross reference to “Item 1A–Risk Factors—We could be adversely affected if we are unable to comply with recent and proposed legislation and regulations regarding improved access to audit and other information and audit inspections of accounting firms, including registered public accounting firms, such as our audit firm since our initial public offering in 2017, operating in the PRC.” of Part II of the March Form 10-Q for a discussion of the rules adopted by the Commission relating to the Holding Foreign Companies Accountable Act and how the related regulations may affect the Company. We have also included a statement that the stockholders of the Company ratified the appointment of Armanino LLP as our independent auditor for the fiscal year ending December 31, 2022 and that Armanino LLP is neither headquartered in the PRC or Hong Kong nor is it subject to the determinations announced by the PCAOB.

20	August 16, 2022

30.
At the forefront of your filing, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors hold an interest.

In response to the Staff’s comment, the Company has updated the disclosure below the table of contents of the June Form 10-Q to make it clear that, unless the context requires otherwise, references to “our company,” “our,” “us,” “we” and similar terms refer to ACM Research, Inc. and its subsidiaries, including ACM Shanghai, collectively.

The Company has refrained from using terms such as “we” or “our” when describing activities or functions applicable solely to a subsidiary and has revised the disclosure in June Form 10-Q accordingly, and will continue to do so in future filings. The cover page, the disclosure below the table of contents, and other disclosure included in the June Form 10-Q have been updated to make clear that ACM Research, Inc., a Delaware corporation, is the entity in which investors hold an interest.

31.
At the forefront of your filing prominently disclose a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed between you and your subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Also, prominently disclose this information in the liquidity section of your MD&A.

In response to the Staff’s comment, the Company has included a detailed description of how cash is transferred through its organization under “Note 2–Summary of Significant Accounting Policies–Cash and Cash Equivalents” to the consolidated financial statements of the June Form 10‑Q and has included a cross reference on page 39 under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Risks Associated with Corporate Structure” of Part I of the June Form 10‑Q.

The Company has disclosed in the June Form 10-Q that for the six months ended June 30, 2022 and 2021, no transfers, dividends, or distributions have been made between the Company and its subsidiaries, including ACM Shanghai, or to holders of Class A common stock of the Company. The Company has also included a discussion of the restrictions related to its ability to transfer cash in the PRC under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Cash and Cash Equivalents” of Part I of the June Form 10‑Q. The Company further advises the Staff that an additional risk factor titled “We have never paid and do not intend to pay cash dividends and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of Class A common stock,” is included under “Item 1A–Risk Factors—Risks Related to Ownership of Class A Common Stock” of Part I of the Form 10-K.

21	August 16, 2022

The Company further advises the Staff that no such transfers, dividends or distributions have been made to date.

32.
At the forefront of your filing, disclose clearly that the company uses a structure that involves subsidiaries based in China and what that entails, and disclose prominently a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors own their interest and the entity(ies) in which the company’s operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment.

In response to the Staff’s comment, the Company has prominently disclosed below the table of contents of the June Form 10-Q that it uses a structure that involves subsidiaries based in the PRC. The Company has also included a diagram of the Company’s corporate structure under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Corporate Background,” of Part I of the June Form 10-Q. The Company has also disclosed below the table of contents of the June Form 10-Q that this structure involves unique risks to investors, and has listed specific risk factors that address issues associated with the Company’s corporate structure in “Item 1A–Risk Factors” of Part II of the June Form 10‑Q.

33.
At the forefront of your filings, provide a summary of risk factors regarding your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has prominently disclosed below the table of contents of the June Form 10-Q that the Company’s corporate structure, including as the result of a substantial portion of the Company’s operations being conducted in the PRC, involves unique risks to investors. The Company has provided a cross-reference to page 64 of the June Form 10-Q and listed specific risk factors that address issues associated with the Company’s corporate structure that are included in “Item 1A–Risk Factors” of Part II of the June Form 10-Q.

22	August 16, 2022

34.
At the forefront of your filing, prominently disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company advises the Staff that it is not a VIE or other special purpose, or shell, company, and its relationship with ACM Shanghai does not involve the types of contractual arrangements existing between a VIE and a PRC-based operating company. The Company, therefore, does not believe that its corporate structure or any other matters relating to our business operations require that we obtain any permissions or approvals from the China Securities Regulatory Commission (the “CSRC”), or any other PRC central government authority, in order to continue to list shares of Class A common stock of the Company on the Nasdaq Global Select Market.

In response to the Staff’s comment, the Company has added a new risk factor titled, “If any PRC central government authority were to determine that existing PRC laws or regulations require that ACM Shanghai obtain the authority’s permission or approval to continue the listing of ACM Research’s Class A common stock in the United States or if those existing PRC laws and regulations, or interpretations thereof, were to change to require such permission or approval, ACM Shanghai may be unable to obtain the required permission or approval or may only be able to obtain such permission or approval on terms and conditions that impose material new restrictions and limitations on operation of ACM Shanghai, either of which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects and on the trading price of ACM Research Class A common stock,” under “Item 1A–Risk Factors” of Part II of the June Form 10-Q.

35.
Prominently disclose in your MD&A and financial statements that trading in your securities will be prohibited under the Holding Foreign Companies Accountable Act since the PCAOB determined that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Include a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act and how those rules affect your company.

In response to the Staff’s comment, the Company has included additional disclosure under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Our Independent Registered Public Accounting Firm,” of Part I of the June Form 10-Q that addresses the fact that the Company’s auditor for the year ended December 31, 2021 is subject to the determinations announced by the PCAOB on December 16, 2021, and that on March 30, 2022, the Company was transferred to the Commission’s “Conclusive list of issuers identified under the HFCA,” and included a cross reference to the risk factor titled “We could be adversely affected if we are unable to comply with recent and proposed legislation and regulations regarding improved access to audit and other information and audit inspections of accounting firms, including registered public accounting firms, such as our audit firm since our initial public offering in 2017, operating in the PRC” under “Item 1A–Risk Factors” of Part II of the March Form 10-Q for a discussion of the rules adopted by the Commission relating to the Holding Foreign Companies Accountable Act and how the related regulations may affect the Company.

23	August 16, 2022

The Company has also included a statement that the stockholders of the Company ratified the appointment of Armanino LLP as the Company’s independent auditor for the fiscal year ending December 31, 2022 and that Armanino LLP is neither headquartered in the PRC or Hong Kong nor is it subject to the determinations announced by the PCAOB.

Form 10-Q for Fiscal Quarter Ended March 31, 2022

Notes to Consolidated Financial Statements

Note 6 - Property Plant and Equipment, Net, page 14

36.
You state that buildings and plants represents Lingang Housing transferred to ACM Shengwei in January 2022 at a value of $41,497 (RMB 263,979), including the purchase price and accumulated interest, and with estimated useful lives of 30 year. However, on page 17 you disclose that the right certificate of the pledged property has not been obtained with regards to the purchased property in Lingang, Shanghai. Please disclose your basis for recognizing the assets given that right certificates have not been obtained. Tell us the accounting literature considered.

The Company respectfully advises the Staff that, according to ASC 610-20-25-6, revenue recognition guidance is applied to account for sales of nonfinancial assets. While ACM Shenghwei is the buyer instead of seller of Lingang housing property, the derecognition of assets from the seller side mirrors the recognition of assets from the buyer side so relevant revenue recognition guidance is considered.

An entity shall derecognize each distinct asset when it transfers control of the asset in accordance with paragraph 606-10-25-30. In performing this evaluation, the Company considers relevant factors that indicate control has transferred to the counterparty, including, but not limited to, the following enumerated in ASC 606-10-25-30:

a.	The entity has a present right to receive payment for the asset.

b.	The counterparty has legal title to the asset.

c.	The counterparty has physical possession of the asset.

d.	The counterparty has assumed the significant risks and rewards of owning the asset.

e.	The counterparty has accepted the asset.

The Company considered the relevant factors that indicate control has transferred to the Company, in which full consideration for the asset was pre-paid in 2020, and in which Shengwei took possession of the property, had assumed the significant risks and rewards of owning the asset, and had accepted the asset in January, 2022, and considering the administrative status of the legal title to the asset, the Company deems the accounting treatment of recognizing the asset as appropriate.

The Company has provided additional disclosure under the heading “Liquidity and Capital Resources—Contractual Obligations—Loan and Mortgage Contract for Lingang, Shanghai Housing Units” under “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Part I of the June Form 10‑Q.

24	August 16, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

COVID- 19, page 29

37.
Please expand your COVID-19 disclosure to provide a more detailed analysis in both quantitative and qualitative terms as to how COVID-19 has affected your results of operations and liquidity. This analysis should address revenue, cost of revenue, operating expenses, cash flows, and any other financial statement category effected. In addition, expand your supplier discussion to disclose in both quantitative and qualitative terms how the supply issues have effected your results of operations and liquidity. Update your Form 10-K for the fiscal year ended December 31, 2021, accordingly.

The Company respectfully advises the Staff that it has expanded its COVID-19 disclosure in the June Form 10-Q, including to provide a more detailed analysis in both quantitative and qualitative terms as to how COVID‑19 has affected its results of operations and liquidity. The updated discussion of impact of COVID‑19 can be found under note 2 to the condensed consolidated financial statements included in the June Form 10-Q, under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–COVID-19” of Part I of the June Form 10-Q, and in the risk factors under the heading “Risks Related to the COVID-19 Pandemic” under “Item 1A–Risk Factors” under Part II of the June Form 10-Q. The Company will continue to update its COVID-19 disclosure in future filings.

General

38.
We note your disclosure on page 43, that on March 30, 2022, your company was transferred to the SEC’s “Conclusive list of issuers identified under the HFCA.” Please revise to prominently disclose this at the forefront of your filing. Disclose the risks and consequences of being added to the list. For example, you should disclose that the value of your securities may significantly decline or become worthless, and that your securities may eventually be delisted.

In response to the Staff’s comment, the Company has included additional disclosure under “Item 2–Management’s Discussion and Analysis of Financial Condition and Results of Operations–Our Independent Registered Public Accounting Firm,” stating that on March 30, 2022, the Company was transferred to the Commission’s “Conclusive list of issuers identified under the HFCA,” and included a cross reference to “Item 1A–Risk Factors—We could be adversely affected if we are unable to comply with recent and proposed legislation and regulations regarding improved access to audit and other information and audit inspections of accounting firms, including registered public accounting firms, such as our audit firm since our initial public offering in 2017, operating in the PRC.” of Part II of the March Form 10-Q for a discussion of the rules adopted by the Commission relating to the Holding Foreign Companies Accountable Act and how the related regulations may affect the Company.

The Company has also included a statement that the stockholders of the Company ratified the appointment of Armanino LLP as our independent auditor for the fiscal year ending December 31, 2022 and that Armanino LLP is neither headquartered in the PRC or Hong Kong nor is it subject to the determinations announced by the PCAOB.

*          *          *

25	August 16, 2022

Please do not hesitate to contact Mark McKechnie, Chief Financial Officer of the Company, at (415) 290-6858 or Michael Hedge, of K&L Gates LLP, at michael.hedge@klgates.com or (949) 623-3519 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Bella Zaslavsky

cc:	David H. Wang, ACM Research, Inc.
Mark McKechnie, ACM Research, Inc.

26	August 16, 2022